For the semi-annual period ended June 30, 2007
File number 811- 07215
Dryden Total Return Bond Fund, Inc.

SUB-ITEM 77D
Policies with Respect to Security Investment


Dryden Total Return Bond Fund, Inc.

_______________________________________________________________________

Supplement dated May 17, 2007
to the Prospectus dated March 1, 2007


The section of the Prospectus entitled How to Buy, Sell and Exchange
Shares of the Fund How to Buy Shares Reducing or Waiving Class As Initial Sales Charge is hereby revised by deleting the table appearing in the subsection entitled Increase the Amount of Your Investment and substituting the following new table:


Amount of Purchase
Sales Charge as a % of Offering Price
Sales Charge as a % of Amount Invested
Dealer Reallowance
Less than $50,000
4.50%
4.71%
4.00%
$50,000 to $99,999
4.00%
4.17%
3.50%
$100,000
to $249,999
3.50%
3.63%
3.00%
$250,000 to $499,999
2.50%
2.56%
2.00%
$500,000 to $999,999
2.00%
2.04%
1.75%
$1 million to $4,999,999
None*
None
1.00%**
 If you invest $1 million or more, you can buy only Class A shares, unless you qualify to buy Class Z shares. If you purchase $1 million or more of
Class A shares and sell these shares within 12 months of purchase, you will be subject to a 1% CDSC, although you will not be subject to an initial sales charge. The CDSC is waived for purchases by certain retirement or benefit plans.

 For investments of $5 million to $9,999,999, the dealer reallowance is
..50%. For investments of $10 million and over, the dealer reallowance is
..25%.





LR00163